Fortuna reports record net income, operating cash flow, and sales for 2012

(All amounts expressed in US dollars, unless otherwise stated)

March 20, 2013 Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) today announces 2012 revenue of $161 million and net income of $31.5 million for the year. For the fourth quarter revenue totaled $37.9 million with net income of $8.5 million.  Record silver and gold production for the year increased to a record 3,987,757 ounces and 20,699 ounces, respectively, at a consolidated cash cost per ounce, net of by-product credits, of $5.96.

Commenting on the year, Jorge A. Ganoza, President and CEO, said, “Our robust financial performance in 2012 reflects Fortuna’s record silver and gold production, which exceeded guidance by 8% and 19%, respectively, as well as the company’s low-cost metal delivery.  Our 2012 consolidated cash cost per ounce of silver, net of by products, of $5.96, once again positions Fortuna as one of the lowest cost silver producers in the industry.”

Mr. Ganoza continued, “Looking ahead, in 2013 we will continue to focus on maximizing the production and cash flow of our current mines and actively explore our commanding land tracts in Peru and Mexico, while selectively evaluating external growth opportunities.  For 2013, we anticipate organic silver and gold production growth of 10% and 13%, respectively.  On the cost side, at our Caylloma mine we expect cost per tonne to increase year-over-year by ten percent in 2013, which should be offset by a cost reduction of 5.5% at our San Jose mine, thus reducing our consolidated cash cost per silver ounce estimate to $5.00, net of by- products.  We have budgeted $52 million for capital expenditures in 2013.  Our largest project will be the $14 million San Jose mine mill expansion from 1,000 tpd to 1,500 tpd, which is planned for commissioning in early third quarter of this year.  In 2014, we expect capital requirements for our existing operations to drop to sustaining levels of approximately $20-$25 million annually.  Based on our current outlook, solid balance sheet and strong cash flow we believe we are well positioned to execute on our strategic plan in 2013 and beyond.”

2012 Financial Statements and MD&A Highlights:

•

Sales increased 46% to $161.0 million, from $110.0 million in 2011

•

Net income rose 62% to $31.5 million, from $19.5 million in 2011

•

Earnings per share grew 56% to $0.25, from $0.16 in 2011

•

Net cash from operating activities increased to $62.2 million, from $39.1 million in 2011

•

Cash position, including short term investments, and working capital totaled $64.7 million and $87.4 million, respectively

•

Silver and gold production of 3,987,757 ounces and 20,699 ounces, respectively,  representing commercial production year-over-year growth of 60% and 199%

•

Cash cost per silver ounce, net of by-product credits, was $5.96

Fourth Quarter 2012 Financial Statements Highlights:

•

Sales increased 22% to $37.9 million, from $31.0 million in fourth quarter 2011

•

Net income rose to $8.5 million, from a loss of $1.8 million in fourth quarter 2011

•

Earnings per share grew to $0.07, from a loss of $0.01 in fourth quarter 2011

•

Net cash from operating activities increased to $11.9 million, from $8.8 million in fourth quarter 2011

•

Silver and gold production of 1,010,730 ounces and 4,368 ounces, respectively, representing quarter-over-quarter growth of 11% and 5%

•

Cash cost per silver ounce, net of by-product credits, was $8.85

2013 Production Guidance:

•

4.4 million ounces of silver; increase of 10% over 2012

•

23,300 ounces of gold; increase of 13% over 2012

•

Cash cost per silver ounce of payable silver, net of by-product credits of $5.00 using Au = $1,700/ounce, Pb = $2,100/t, and Zn = $2,000/t

2012 Financial Results:

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
Expressed in $ millions	2012	2011	2012	2011
Sales	37.9	31.0	161.0	110.0
Mine operating earnings	13.3	13.3	70.7	61.0
Net income	8.5	(1.8)	31.5	19.5
Cash generated by operating activities
before changes in working capital	11.9	8.8	62.2	39.1

2012 year end results

For the year ended December 31, 2012, the Company posted record net income of $31.5 million, up 62% compared to $19.5 million in 2011.  Mine operating earnings increased by 16% to $70.7 million (2011: $61.0 million) and cash flow from operations, before changes in working capital, rose by 59% to $62.2 million (2011: $39.1 million).

The increase in net income reflects the contribution of the San Jose mine (“San Jose”), which commenced commercial operations in September 2011, and a lower effective tax rate, which reduced income taxes by $5.0 million. The full benefit of San Jose was tempered by lower sales and operating margins at the Caylloma mine (“Caylloma”) than in 2011. Caylloma was affected by higher treatment and refining charges and lower base metals sold (down $5.5 million), by lower prices for and, in turn, sales of silver and base metals (down $12.5 million), and an increase in unit cash cost year over year of 26%. However, cash flow from operations before changes in working capital, increased, as did cash flow margins (cash flow from operations, before changes in working capital, over sales), which increased to 39% in 2012 from 36% in 2011 as a result of strong margins at San Jose and a lower cash tax rate. The latter effect relates mainly to San Jose, which incurred no taxes during the year ended December 31, 2012.

Basic earnings per share increased by 56% to $0.25 in 2012, compared to $0.16 in 2011.  Operating cash flow per share, before change in working capital items, increased by 56% to $0.50 (2011: $0.32).

For the year ended December 31, 2012, sales were comprised of silver 67% and gold 17%, compared to 65% and 6%, respectively, in 2011.

Fourth quarter 2012 results

During Q4 2012, the Company generated net income of $8.5 million, compared to a net loss in the prior year of $1.8 million.  Mine operating earnings remained at $13.3 million (Q4 2011: $13.3 million) while cash flow from operations, before changes in working capital, increased by 35% to $11.9 million (Q4 2011: $8.8 million).

The higher net income resulted mainly from higher sales at San Jose, lower income taxes in the quarter comprising a $6.4 million reduction of deferred tax provision, and a one-time $1.9 million write-off of the Taviche idle plant that was recorded in the prior year. The full contribution of San Jose was curtailed by a $1.3 million negative final assay adjustment to sales and by higher costs related to accelerated mine preparation prior to the mine’s expansion. Mine operating earnings remained flat due to lower results from Caylloma, which were affected by higher depletion and depreciation charges, an inventory build-up, and a rise in unit cash cost, reflecting the trend of our cost guidance for 2013.

The increase in cash flow from operations, before changes in working capital, reflects the positive contribution of San Jose to cash margins as well as lower cash tax rate in the period.

Compared to the third quarter of 2012, cash generated by operating activities, before changes in working capital, decreased by $8.1 million to $11.9 million primarily due to lower sales of $5.9 million driven by lower final sales adjustments of $3.5 million, changes in concentrate inventory, and lower head grades at San Jose, and to higher unit cash cost at Caylloma with an impact of $1.3 million.

Basic earnings per share for Q4 2012 was $0.07 (Q4 2011: $0.01 loss).  Operating cash flow per share, before change in working capital items, was $0.10 (Q4 2011: $0.07).

2012 Operating Results:

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011
Consolidated Metal Production	Consolidated	Consolidated	Consolidated	Consolidated

Silver (oz)	1,010,730	913,803	3,987,757	2,486,655
Gold (oz)	4,368	4,153	20,699	6,917
Lead (000's lb)	4,936	4,396	17,886	19,678
Zinc (000's lb)	6,135	5,688	22,396	23,425
Copper (000's lb)	-	-	48	36
Production cash cost (US$/oz Ag)*	8.85	5.20	5.96	0.25
* Net of by-product credits

Silver and gold production for the year ended December 31, 2012, totaled 3,987,757 ounces and 20,699 ounces, respectively, exceeding by 8% and 19%, respectively, the Company’s production guidance for 2012.  When compared to the previous year, silver and gold production increased by 60% and 199%, respectively, as San Jose contributed its first full year of production after declaring commercial production in September 2011.

Consolidated cash cost per ounce of payable silver for 2012, net of by-product credits, was $5.96 (2011: $0.25).  The higher cost was primarily at Caylloma, which increased from negative $0.78 per ounce in 2011 to $8.07 per ounce in 2012, due to higher unit cash costs (up $4.57), higher refining charges (up $1.24), and lower by-product credits (down $3.04) for an overall increase of $8.85 per ounce.  This increase is in line with our forecast for 2012.

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $8.85, in Q4 2012, compared to $5.20 in Q4 2011, due to higher cash cost per ounce at both Caylloma and San Jose. The main increase comes from San Jose, where unit costs were much lower in Q4 2011 as low cost development ore were consumed by the plant during the first quarter of commercial production.  Compared to Q3 2012, consolidated cash cost per ounce of payable silver, net of by-product credits increased by 44% in Q4 2012 due mainly to lower silver and gold head grades at San Jose.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference Call to Review 2012 Year-End Financial Results

Date:  Thursday, March 21st, 2013

Time: 9:00 a.m. Pacific / 12:00 p.m. Eastern / 11:00 Lima

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 411085

Playback of the webcast will be available until May 21, 2013.  Playback of the conference call will be available until 11:59 p.m. EST on April 4, 2013.  In addition, the call will be archived in the company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813 / Telephone (Vancouver): +1.604.484.4085

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars, except for share and per share amounts-Unaudited)

	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011
Sales	$ 37,895	$ 31,047	$ 161,020	$ 110,004
Cost of sales	24,631	17,782	90,358	49,030
Mine operating earnings	13,264	13,265	70,662	60,974

Other expenses
Selling, general and administrative expenses	5,143	5,871	20,541	19,840
Exploration and evaluation costs	150	605	777	1,715
Net loss (gain) on commodity contracts	-	442	339	(481)
Gain on disposal of mineral properties, plant and equipment	(5)	16	(50)	(59)
Write-off of mineral properties, plant and equipment	-	-	3,887	-
Impairment of mineral properties, plant and equipment	-	1,894	-	1,894
Operating income	7,976	4,437	45,168	38,065

Finance items
Interest income	157	155	620	830
Interest expense	(138)	(149)	(562)	(560)
Net finance income	19	6	58	270

Income before tax	7,995	4,443	45,226	38,335

Income taxes	(477)	6,198	13,763	18,802
Net income for the period	$ 8,472	$ (1,755)	$ 31,463	$ 19,533

Earnings per Share - Basic	$ 0.07	$ (0.01)	$ 0.25	$ 0.16
Earnings per Share - Diluted	$ 0.07	$ (0.01)	$ 0.25	$ 0.16
Weighted average number of shares outstanding - Basic	124,412,386	124,089,556	123,584,611	123,295,063
Weighted average number of shares outstanding - Diluted	126,259,280	125,345,201	125,232,663	124,711,984

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars-Unaudited)

	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income for the period	$ 8,472	$ (1,755)	$ 31,463	$ 19,533
Items not involving cash
Depletion and depreciation	5,091	3,943	21,372	9,421
Accretion of provisions	55	57	232	173
Income taxes	(478)	6,199	13,763	18,802
Share-based payments	(262)	475	1,703	3,682
Unrealized gain on commodity contracts	-	1,089	(17)	(116)
Write-off of mineral properties	-	-	3,887	-
Impairment of mineral properties, plant and equipment	-	1,894	-	1,894
Gain on disposal of mineral properties, plant and equipment	(5)	16	(50)	(59)
Accrued interest on long term loans receivable and payable	(12)	7	(25)	24
Other	3	-	20	-
	12,864	11,925	72,348	53,354
Changes in non-cash working capital items
Accounts receivable and other assets	5,234	2,398	(6,971)	(3,292)
Prepaid expenses	(322)	(423)	(45)	(315)
Due from related parties	3	3	31	(35)
Inventories	(649)	(2,189)	(1,567)	(7,273)
Trade and other payables	1,830	(963)	718	6,829
Due to related parties	(15)	180	(155)	169
Provisions	(386)	(201)	(386)	(201)
Cash provided by operating activities before interest and income taxes	18,559	10,730	63,973	49,236
Income taxes paid	(1,141)	(3,274)	(10,703)	(15,007)
Interest expense paid	(8)	(21)	(31)	(80)
Interest income received	150	155	611	837
Net cash provided by operating activities	17,560	7,590	53,850	34,986

INVESTING ACTIVITIES
Purchase of short term investments	(4,006)	(16,640)	(6,000)	(49,671)
Redemptions in short term investments	-	1,595	17,000	53,406
Expenditures on mineral properties, plant and equipment	(15,800)	(16,241)	(44,839)	(76,676)
Advances of deposits on long term assets	(4,473)	(2,820)	(9,752)	(31,859)
Receipts of deposits on long term assets	5,037	2,186	10,429	35,424
Proceeds on disposal of mineral properties, plant and equipment	9	(4)	116	41
Net cash used in investing activities	(19,233)	(31,924)	(33,046)	(69,335)

FINANCING ACTIVITIES
Proceeds from long term debt	-	-	-	18
Repayment of long term debt	-	-	(800)	(18)
Net proceeds on issuance of common shares	-	2,249	738	3,656
Repayment of finance lease obligations	(129)	(298)	(844)	(1,178)
Net cash (used in) provided by financing activities	(129)	1,951	(906)	2,478

Effect of exchange rate changes on cash and cash equivalents	(198)	586	92	303

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,802)	(22,383)	19,898	(31,871)

Cash and cash equivalents - beginning of period	60,720	60,527	38,730	70,298

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 58,720	$ 38,730	$ 58,720	$ 38,730